UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM SD Specialized Disclosure Report	OMB APPROVAL
OMB Number: 3235-0697 Expires: May 31, 2016 Estimated average burden hours per response.480.61

ERBA Diagnostics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1-14798	11-3500746
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

14100 NW 57th Court, Miami Lakes, Florida	33014
(Address of principal executive offices)	(Zip Code)

Mohan Gopalkrishnan	(305) 324-2300
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

 X   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report.

ERBA Diagnostics, Inc. (the “Company”) evaluated its current product lines and determined that tantalum, tin, tungsten and gold (each a “Conflict Mineral,” collectively, the “Conflict Minerals”) are necessary to the functionality or production of certain products manufactured by the Company or contracted by the Company to be manufactured. In accordance with Rule 13p-1 of the Securities Exchange Act of 1934 (the “Act”), the Company is required to report its use of the Conflict Minerals in the calendar year covered by this specialized disclosure report.

The Company conducted, in good faith, a reasonable country of origin inquiry regarding the Conflict Minerals in its products, which inquiry was reasonably designed to determine whether any of the Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country or were from recycled or scrap sources.

Conflict Minerals Disclosure

Based on the Company’s reasonable country of origin inquiry, the Company has filed a Conflict Minerals Report, which is attached hereto as Exhibit 1.01 and is publicly available on the Company’s website (www.erbadiagnostics.com), in the “Investor Relations” section under the heading “Conflict Minerals Report”. The content of the Company’s website referred to in this Form SD is included for general information and is not incorporated by reference in this Form SD.

Item 1.02 Exhibit.

See Exhibit 1.01 attached hereto.

Section 2 – Exhibits

Item      2.01  Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ERBA DIAGNOSTICS, INC.

Dated: May 31, 2016	By:	/s/ Mohan Gopalkrishnan
Mohan Gopalkrishnan, Chief Executive Officer